Time to separate fiction from reality.

Dear Fellow Stockholder,

Today, MG Capital – which is completely aligned with you – sent a letter laying out the indisputable realities that HC2 faces.

We believe you should ask yourself a simple question prior to voting: can I really trust that the incumbent directors will help HC2 avert financial ruin when they cannot even be trusted to tell the truth?

Upon objectively assessing the Board’s proposed path forward relative to our nominees’ strategy, it should be crystal clear that we offer the more reliable and stable road to value creation.

We urge HC2 stockholders to consent to all three proposals on the GREEN consent card.

The time is now for a better HC2.

Sincerely,
Michael Gorzynski

Founder and Managing Partner, MG Capital